FORM 18-K/A

AMENDMENT NO. 4

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PASCAL DUGRÉ-SASSEVILLE

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005	SUSAN LOVE Vice President and Treasurer Export Development Canada 150 Slater Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 4 to its annual report on a voluntary basis.

This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2012 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement to be dated as of January 30, 2014 between EDC and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of January 23, 2014 between EDC and J.P. Morgan Securities plc and SEB Securities, Inc., as underwriters, (iii) the Opinion and Consent of Legal Counsel of EDC, (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, and (v) the Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S.$300,000,000 0.875% United States Dollar bonds due January 30, 2017 (the “Bonds”) described in EDC’s Prospectus Supplement dated January 23, 2014 (the “Prospectus Supplement”) to EDC’s Prospectus dated July 20, 2012 (the “Basic Prospectus”).

That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-182717. Such portion is not expected to exceed an aggregate principal amount of U.S.$235,000,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, U.S.$1,775,700,000 aggregate principal amount of Bonds will remain available for offer and sale under Registration Statement No. 333-182717.

The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2012, as hereby amended, are as follows:

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2012 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of July 6, 2012 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP.

99.10	Consent of Stikeman Elliott LLP.

It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee(1)	U.S.$ 13,113
Legal	60,000
Miscellaneous Expenses	26,887

U.S.$100,000

[1]	Calculated based on a filing fee of U.S. $55.80 per U.S. $1,000,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number four to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 29th day of January, 2014.

Export Development Canada

/s/ Susan Love
Susan Love
Vice President and Treasurer

EXHIBIT INDEX

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2012 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of July 6, 2012 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP.

99.10	Consent of Stikeman Elliott LLP.